[redacted]

Securities and Exchange Commission
RECEIVED

FEB 27 2009

Office of Compliance Inspection and Examinations

SECU 09058687 MMISSION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66628

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PM Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Chadds Ford Commons
(No. and Street)

Chadds Ford (City) PA (State) 19317 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael J. McCauley (610) 358-4700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morris J. Cohen & Co., P.C.
(Name – *if individual, state last, first, middle name*)

1601 Market Street, Suite 2525 (Address) Philadelphia, (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB

OATH OR AFFIRMATION

I, Michael J. McCauley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PM Securities, LLC, as of February 26, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUE L. TAVES
MY COMMISSION # DD 544527
EXPIRES: May 23, 2010
Bonded Thru Notary Public Underwriters

Signature

Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PM SECURITIES, LLC
FINANCIAL AND OPERATIONAL COMBINED
UNIFORM SINGLE REPORT

Part IIA - Page A

Page 1 to 14

December 31, 2008

PM SECURITIES, LLC
CONTENTS
December 31, 2008

MORRIS J. COHEN & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

1601 Market Street
Suite 2525
Philadelphia, PA 19103-2301
215-567-8000
New York: 212-283-7400
FAX: 215-567-5288
www.mjcco.com

INDEPENDENT AUDITORS' REPORT

To the Member
PM Securities, LLC

We have audited the accompanying statement of financial condition of PM Securities, LLC as of December 31, 2008, and the related statements of income (loss), member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PM Securities, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 8 through 12 as listed on the foregoing table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morris J. Cohen & Co., P.C.

February 23, 2009

PM SECURITIES, LLC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
December 31, 2008

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING
NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

SEC FILE NO. 8-66628
FIRM ID NO. 132710
Unconsolidated

ASSETS

Line		Allowable	Non-Allowable	Total
1.	Cash	$ 56,909		$ 56,909
11	Other assets		$ 176	176
12.	Total assets	$ 56,909	$ 176	$ 57,085

The accompanying notes are an integral part of these financial statements.

PM SECURITIES, LLC
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
December 31, 2008

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING
NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

SEC FILE NO. 8-66628
FIRM ID NO. 132710
Unconsolidated

LIABILITIES AND OWNERSHIP EQUITY

Line		A.I. Liabilities	Non A.I. Liabilities	Total
17.	Accounts payable, accrued liabilities, expenses and other	$ 30,821		$ 30,821
19.	Liabilities subordinated to claims of general creditors			
A.	Cash borrowings		$ -0-	
20.	Total liabilities	$ 30,821	$ -0-	30,821
23.	Corporation			
D.	Member's equity			26,264
24.	Total ownership equity			26,264
25.	Total liabilities and ownership equity			$ 57,085

The accompanying notes are an integral part of these financial statements.

PM SECURITIES, LLC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
Year Ended December 31, 2008

SEC FILE NO. 8-66628
FIRM ID NO. 132710
Unconsolidated

Year Ended December 31, 2008

Number of Months Included
in the Statement 12

STATEMENT OF INCOME (LOSS)

Line		
Revenue		
7	Fees for account supervision, investment advisory and administrative services	$ 6,000
9.	Total revenue	6,000
Expenses		
14.	Regulatory fees and expenses	2,445
15.	Other expenses	29,422
16.	Total expenses	31,867
Net loss		
22.	Net loss after federal income taxes	$ (25,867)

The accompanying notes are an integral part of these financial statements.

PM SECURITIES, LLC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
Year Ended December 31, 2008

SEC FILE NO. 8-66628
FIRM ID NO. 132710
Unconsolidated

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Balance, year ended December 31, 2007	$ 52,131
Net loss, year ended December 31, 2008	(25,867)
Balance, year ended December 31, 2008	$ 26,264

The accompanying notes are an integral part of these financial statements.

PM SECURITIES, LLC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
Year Ended December 31, 2008

SEC FILE NO. 8-66628
FIRM ID NO. 132710
Unconsolidated

STATEMENT OF CASH FLOWS

Cash flows from operating activities	
Net loss	$ (25,867)
Adjustments to reconcile net loss to net cash provided by operating activities	
Change in other assets	270
Change in accounts payable, accrued liabilities, expenses and other	28,979
Net cash provided by operating activities	3,382
Net increase in cash	3,382
Cash, beginning	53,527
Cash, ending	$ 56,909

The accompanying notes are an integral part of these financial statements.

1. Nature of business and background information

The Company was formed as a wholly-owned subsidiary of Phoenix Management Services, Inc. in 2004 and was licensed as a broker and dealer in January 2005. The Company is headquartered in Chadds Ford, PA. Prior to its licensing, its activities consisted of its formation and registration as a broker and dealer. The employees of PM Securities, LLC have not been compensated since inception, as the Company has not generated any operating income to date other than revenue related to financial advisory services during 2008.

2. Summary of significant accounting policies

Accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition-financial advisory services

The Company recognizes revenue for financial advisory services on a straight-line basis over the life of the related contract.

Income taxes

The Company is a single-member Limited Liability Company, under applicable sections of the Internal Revenue Code formed in the State of Delaware and registered in the State of Pennsylvania. Accordingly, for both federal and state income tax purposes, the taxable income or loss is passed through to the Company's parent, and no provision or credit for federal or state income taxes is included in the financial statements.

The Company has elected to defer the implementation of FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48) until 2009. This standard will require the Company to evaluate uncertain tax positions and to record a liability in instances where these uncertainties would most-likely not be sustained upon examination by the applicable taxing authorities. FIN 48 applies in some respects to "pass through" entities, such as the Company. The Company does not believe that the adoption of this standard will have a material effect on future financial statements.

2. Summary of significant accounting policies (Continued)

Income taxes (Continued)

Currently, the Company applies the provisions of FASB Statement No. 5, "Accounting for Contingencies" for recognition of uncertain tax benefits. Accordingly, a provision for uncertain tax positions, along with related interest and penalties, is recognized when it is probable that a liability was incurred and can be reasonably estimated. Critical estimates with respect to income taxes are disclosed when it appears at least reasonably possible that a change in estimate will occur in the near future.

3. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $26,088 which was $21,088 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.0118 to 1.

4. Related party transactions

The Company conducts its operations in facilities under an operating lease with its parent company which expires in July 2009 with monthly base rent of $1. Rent expense under this lease was $12 in 2008. Accrued rent totaled $54 at December 31, 2008.

5. Concentrations of credit risk

Financial instruments which subject the Company to concentrations of credit risk consist principally of cash.

PM SECURITIES, LLC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
Year Ended December 31, 2008

SEC FILE NO. 8-66628
FIRM ID NO. 132710
Unconsolidated

COMPUTATION OF NET CAPITAL

Line		
1.	Total ownership equity from Statement of Financial Condition	$ 26,264
3.	Total ownership equity qualified for net capital	26,264
4.	Liabilities subordinated to claims of general creditors allowable in computation of net capital	-0-
5.	Total capital and allowable subordinated liabilities	26,264
6	Deductions and/or charges	
A.	Total non-allowable assets from Statement of Financial Condition	176
10.	Net capital	$ 26,088

These financial and operational combined uniform single reports are subject to the auditors' report.

PM SECURITIES, LLC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
Year Ended December 31, 2008

SEC FILE NO. 8-66628
FIRM ID NO. 132710
Unconsolidated

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Line		
11.	Minimum net capital required (6-2/3% of line 19)	$ 2,055
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) (Not presented herein)	5,000
13.	Net capital requirement (Greater of line 11 or 12)	5,000
14.	Excess net capital (Line 10 less line 13)	21,088
15.	Excess net capital at 1000% (Line 10 less 10% of line 19)	23,006

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition	30,821
19.	Total aggregate indebtedness	30,821
20.	Percentage of aggregate indebtedness to net capital (Line 19 ÷ by line 10)	0.0118

These financial and operational combined uniform single reports are subject to the auditors' report.

PM SECURITES, LLC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
Year Ended December 31, 2008

SEC FILE NO. 8-66628
FIRM ID NO. 132710
Unconsolidated

Year Ended December 31, 2008

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Line		
1.	Balance, beginning of period	$ 52,131
1 A.	Net loss	(25,867)
2.	Balance, end of period	$ 26,264

These financial and operational combined uniform single reports are subject to the auditors' report.

PM SECURITIES, LLC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
Year Ended December 31, 2008

SEC FILE NO. 8-66628
FIRM ID NO. 132710
Unconsolidated

EXEMPTIVE PROVISION UNDER RULE 15c3-3

Line

25. Identify below the section upon which an exemption from Rule 15c3-3 is claimed:

C. (k) (2) (i) - Company will not hold customer funds or safekeep customer securities.

These financial and operational combined uniform single reports are subject to the auditors' report.

PM SECURITIES, LLC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
Year Ended December 31, 2008

SEC FILE NO. 8-66628
FIRM ID NO. 132710
Unconsolidated

RECONCILIATION WITH COMPANY'S COMPUTATION
(INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2008)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 55,088
Year-end audit adjustments	(29,000)
Net capital, per line 10	$ 26,088

These financial and operational combined uniform single reports are subject to the auditors' report.

PHOENIX

PM SECURITIES, LLC
110 Chadds Ford Commons
Chadds Ford, PA 19317
610-358-4700
FAX 610-358-9377

February 24, 2009

US Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention: Chief Examiner

Gentlemen:

I, Michael J. McCauley, Director and Financial Officer of PM Securities, LLC, as of December 31, 2008 have caused an audit to be made in accordance with the prescribed regulations and have arranged for the preparation of financial statements and schedules.

I hereby certify that, to the best of my knowledge and belief, these financial statements and schedules, prepared as of December 31, 2008 are true and correct.

Subscribed and sworn before me this

26th day of February, 2009.

Notary

SUE L. TAVES
MY COMMISSION # DD 544527
EXPIRES: May 23, 2010
Bonded Thru Notary Public Underwriters

Independent Auditors' Report on
Internal Accounting Control
Required by SEC Rule 17a-5

PM Securities, LLC
Year Ended December 31, 2008

MORRIS J. COHEN & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

1601 Market Street
Suite 2525
Philadelphia, PA 19103-2301
215-567-8000
New York: 212-283-7400
FAX: 215-567-5288
www.mjcco.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To the Member
PM Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of PM Securities, LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morris J. Cohen & Co., P.C.

February 23, 2009